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                              January 23, 2024

       Gerald Ellenburg
       Chief Executive Officer
       GolfSuites 1, Inc.
       650 E. Bloomingdale Ave.
       Brandon, FL 33511

                                                        Re: GolfSuites 1, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on January 4,
2024
                                                            File No. 024-12341

       Dear Gerald Ellenburg:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

       Amendment 1 to Form 1-A

       Risk Factors
       The exclusive forum provisions in the company's Certificate of Incorporation, as amended, and the subscription agreement may have the effect, page 17

   1. We note your response to prior comment 5, as well as the revisions you made to section 6 of the subscription
agreement. Please further amend the subscription agreement to carve-
                                                        out Exchange Act
claims. In this regard, we note Section 27 of the Exchange Act grants exclusive jurisdiction
to the federal courts for all claims arising under the Exchange Act, including derivative
actions.
       Restated Consolidated Statements of Operations (Unaudited), page F-4

   2. Please tell us your basis for classifying management fees as other expenses rather than as operating expenses.
This comment also applies to your audited Statements of
                                                        Operations.
 Gerald Ellenburg
GolfSuites 1, Inc.
January 23, 2024
Page 2
Restated Consolidated Statements of Cash Flows (Unaudited), page F-6

3. Please revise to begin your reconciliation of operating cash flows with net income (loss)
         before minority interest. Similarly, revise your audited Statements of Cash Flows. Refer to
         ASC 230.
Independent Auditor's Report, page F-26

4. The audit report date does not mirror the report date included in the related consent at
         Exhibit 11.1. Please revise for consistency.
Note 2 - Summary of Significant Accounting Policies
Income Taxes, page F-34

5. We note your response to our prior comment number 15; however, there are still references to cryptocurrency. Please advise or revise accordingly. Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at
202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameGerald Ellenburg                             Sincerely,
Comapany NameGolfSuites 1, Inc.
                                                               Division of
Corporation Finance
January 23, 2024 Page 2                                        Office of Trade
& Services
FirstName LastName